SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

                                                January 14, 2010

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Mail Stop 4631

Washington, D.C.  20549

Attention:  Mr. Dieter King

Re:	Broadwind Energy, Inc.
Amendment No. 4 and Amendment No. 5 to Registration Statement on Form S-1
Filed January 5, 2010 and January 6, 2010
SEC File No. 333-162790

Ladies and Gentlemen:

On behalf of Broadwind Energy, Inc. (“Broadwind” or the “Company”), we are writing in response to the comment letter, dated January 11, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 4 and Amendment No. 5 to the Company’s Registration Statement on Form S-1, Registration No. 333-162790, filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2010 and January 6, 2010, respectively, (as so amended, the “Registration Statement”).  Concurrently herewith, the Company has filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”) incorporating the revisions described herein.  For your convenience, four (4) courtesy copies of this letter and Amendment No. 6, which have been marked to show the changes from Amendment No. 5 to the Registration Statement as filed on January 5, 2010, are also being delivered to Mr. Dieter King.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company.  Page numbers and other similar references used in the Company’s responses refer to Amendment No. 6.

* * * *

Amendment No. 4 to Registration Statement on Form S-1 Filed January 5, 2010

Exhibit 5. 1

1.              We note the reference and limitation to the General Corporation Law of the State of Delaware in the penultimate paragraph of counsel’s opinion.  Please have counsel revise the opinion to reflect that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and reported judicial decisions interpreting these laws.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Response:

Per our discussions with the Staff, we hereby confirm for the Staff our understanding that the reference to Delaware General Corporation Law in our legal opinion includes the statutory provisions as well as the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Amendment No. 5 to Registration Statement on Form S-1 Filed January 6, 2010

General

2.              Please revise your disclosure to provide executive compensation information for the fiscal year ended December 31, 2009.  Please refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

Response:

The Company has provided its executive compensation information for the fiscal year ended December 31, 2009, to the extent such information is determinable as of the date hereof, in the Company’s Current Report on Form 8-K filed on January 14, 2010.  This 8-K has been incorporated by reference into Amendment No. 6.

* * * * *

Thank you for your prompt attention to the Company’s responses.  If you wish to discuss the Registration Statement being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan
Robert L. Verigan

cc:	J.D. Rubin (Broadwind Energy) Michael Kaplan (Davis Polk & Wardwell LLP)